TORNET

January 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States




05005364

SUPPL

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström


SEC MAIL
PROCESSING
RECEIVED
JAN 21 2005
SECTION
WASH, D.C.
202

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
info@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm
www.tornet.se



TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is a property company listed on Nya Marknaden. Its property holding has a lettable area of around 2 million square metres and a book value of just over SEK 15 billion. 96 per cent of the property holdings, measured as book value, are in Sweden and concentrated in Sweden's five largest cities and in Karlstad.

PRESS RELEASE

Tornet has sold 11 properties

Fastighets AB Tornet has sold eleven properties for a total price of SEK 374 million. The capital gain will be SEK 44 million, of which approximately SEK 28 million affects Tornet's income for 2004. Seven properties were handed over in the fourth quarter of 2004, the other properties will be handed over during 2005.

More information about the properties is available on Tornet's website www.tornet.se under the heading properties.

Danderyd, 10 January 2005

Fastighets AB Tornet (publ)

For further information, please contact:
Christel Armstrong Darvik, Managing Director, Fastighets AB Tornet,
+46-8-544 905 02, mobile 070-542 34 84


SEC MAIL PROCESSING
RECEIVED
JAN 2 1 2005
WASH. D.C. 202 SECTION